

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2014

Via E-Mail
Michael Lowenstein
Vice President, Legal Affairs
FibroGen, Inc.
409 Illinois Street
San Francisco, CA 94158

> **Re:** **FibroGen, Inc.**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form S-1**
> **Confidentially Submitted September 4, 2014**
> **CIK No. 0000921299**

Dear Mr. Lowenstein:

We have reviewed your amended draft registration statement and have the following comment.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Notes to Consolidated Financial Statements
Note 3—Collaboration Agreements
AstraZeneca Agreements, page F-15

1. Please clarify here and in MD&A the specific nature of the revenue that was recognized and deferred during the second quarter of 2014 related to the AstraZeneca agreement.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Tabatha McCullom at (202) 551-3658 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Amy Reischauer at (202) 551-3793, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
        Michael E. Tenta
        Cooley LLP
        3175 Hanover Street
        Palo Alto, CA 94304